

January 24, 2023

William Sanchez
President and Chief Executive Officer
Telco Cuba, Inc.
454 South Yonge Street
Suite 7C
Ormond Beach, Florida 32174

      Re: Telco Cuba, Inc.
          Amendment No. 6 to Offering Statement on Form 1-A
          Filed January 9, 2023
          File No. 024-11611

Dear William Sanchez:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2022 letter.

Form 1-A/A filed January 9, 2023

Description of Business and Plan of Operation, page 19

1.   We note that you included revenue and operating profit for the fiscal year ended November 30, 2022. Please revise to present the periods in the same order as other financial information throughout the filing (i.e. current period on the left and prior periods to the right). Also, expand the disclosure to state that the year end financial statements are not yet available. If the year end financial statements are available prior to filing your next amended filing, please include the updated financial statements.

Financial Statements

Condensed Consolidated Statements of Operations, page F-3

2.   We note that you allocated operating expenses previously included in general and administrative expenses for the nine-month period ended August 31, 2022. Please revise the comparative 2021 and 2020 nine-month periods to allocate expenses to cost of sales from general and administrative expenses in a similar manner.

Note 12. Acquisition of Advanced Satellite Systems, page F-14

3.   Please revise the center column for the year ended 11/30/2019 to agree with the amounts presented on the Condensed Consolidated Statement of Operations on page F-20 for the year ended November 30, 2019 or tell us and disclose the reason for any differences.

     You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brett Alan Verona